FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 12, 2023

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant”)
1933 Act File No. 333-271199 1940 Act File No. 811-23174

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2023.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the Township of Warrendale and the Commonwealth of Pennsylvania on the 12th day of April, 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Mark Thompson at (412) 288-4429 or at Mark.Thompson@FederatedHermes.com.

Sincerely,

/s/   George F. Magera

George F. Magera, Assistant Secretary

cc:	Clair Pagnano, Esq.